

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2024

Jiande Chen
Chief Executive Officer
Healthcare AI Acquisition Corp.
418 Broadway #6434
Albany, NY 12207

>   **Re: Healthcare AI Acquisition Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 18, 2024**
>   **File No. 001-41145**

Dear Jiande Chen:

   We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Julia Aryeh